Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

CONNECTED TRANSACTION IN RELATION TO

ACQUISITION OF VIRTUAL BANK

INTRODUCTION

On November 13, 2023 (after Hong Kong trading hours), Lufax Holding Ltd (the “Company”) entered into the Share Purchase Agreement with OneConnect Financial Technology Co., Ltd. ( 壹账通金融科技有限公司 ) (as the Seller) and Ping An OneConnect Bank (Hong Kong) Limited (the “Virtual Bank”), pursuant to which the Seller conditionally agreed to sell, and the Company conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the indirect holding company of the Virtual Bank, Jin Yi Tong Limited (as the Target Company), at a consideration of HK$933 million in cash, subject to the terms and conditions of the Share Purchase Agreement. Upon Closing, the Target Company and other members of the Target Group will become subsidiaries of the Company and their financial statements will be consolidated into the accounts of the Group.

LISTING RULES IMPLICATIONS

The Seller is a connected person of the Company by virtue of it being an associate of Ping An Insurance as of the date of this announcement. Accordingly, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the Share Purchase Agreement and the transactions contemplated thereunder is more than 0.1% but less than 5%, the Share Purchase Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Completion of the Acquisition is subject to the satisfaction of the conditions precedent under the Share Purchase Agreement, and therefore, may or may not proceed to completion. Shareholders (including holders of ADSs) and potential investors are advised to exercise caution when dealing in the Shares and ADSs.

INTRODUCTION

On November 13, 2023 (after Hong Kong trading hours), the Company entered into the Share Purchase Agreement with the Seller and the Virtual Bank, pursuant to which the Seller conditionally agreed to sell, and the Company conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the Target Company at a consideration of HK$933 million in cash, subject to the terms and conditions of the Share Purchase Agreement. Upon Closing, the Target Company and other members of the Target Group will become subsidiaries of the Company and their financial statements will be consolidated into the accounts of the Group.

THE SHARE PURCHASE AGREEMENT

Principal terms of the Share Purchase Agreement are summarized below:

Date	:	November 13, 2023 (after Hong Kong trading hours)

Parties	:	(1) the Company; (2) the Seller; and (3) PAOB

Subject Matter	:	The Company will purchase from the Seller the entire issued share capital of the Target Company, which indirectly holds 100% of the issued share capital in PAOB.

Consideration and payment	:	Pursuant to the Share Purchase Agreement, the consideration for the Acquisition is HK$933 million in cash, which will be paid in full on the Closing Date. The consideration for the Acquisition shall be settled by wire transfer of immediately available funds in Hong Kong dollars.

Original cost of investment incurred for the Target Group	:	The original cost of investment incurred by the Seller for the Target Group was approximately HK$1,500 million, representing the Seller’s historical contribution to the share capital of the Target Group.

Basis of the consideration	:	The consideration was determined after arm’s length negotiations between the Company and the Seller on normal commercial terms with reference to numerous factors, including, (i) the unaudited net assets of PAOB as of June 30, 2023 of approximately HK$761 million; (ii) the audited net assets of PAOB as of December 31, 2022 of approximately HK$848 million; (iii) the historical financial position and track record of the Target Group (including PAOB) (see the section headed “Information on the Target Group” below); (iv) the potential development and future prospects of the Target Group, taking into account, among others, the Target Group’s business plans and strategies and trends in the technology-based financial services industry in Hong Kong; (v) the financial performance and valuation of banks located in both Hong Kong and overseas; and (vi) the factors set out in the section headed “Reasons for and Benefits of the Acquisition” in this announcement. The Board is of the view that the consideration is fair and reasonable and is in the interests of the Company and the Shareholders (including holders of ADSs) as a whole.

Conditions Precedent	:

Closing of the Acquisition is subject to the fulfillment of the following conditions or waiver (if applicable) of the following conditions:

(1)   the receipt of all necessary corporate approvals, governmental approvals (including but not limited to the approvals from the Hong Kong Monetary Authority) and authorizations and consents of third parties (if required), and remaining to be effective;

(2)   no law or order by a government authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated under the Share Purchase Agreement;

(3)   each of the parties to the Share Purchase Agreement has executed and delivered the transaction documents contemplated under the Share Purchase Agreement;

(4)   no member of the Target Group has suffered any material adverse effect (as defined in the Share Purchase Agreement) in the business, results of operations or condition (financial or otherwise) of the Target Group, taken as a whole;

(5)   all fundamental representations and warranties and non-fundamental representations and warranties with any materiality qualifier with respect to the Company, the Seller and the Target Group are true and correct in all respects, and all non-fundamental representations and warranties without any materiality qualifier with respect to the Company, the Seller and the Target Group are true and correct in all material respects subject to standard materiality read-out, as of the date of the Share Purchase Agreement when made and as of the Closing with the same force and effect as if made as of the Closing, except to the extent such representations and warranties relate to another date;

(6)   the parties to the Share Purchase Agreement have performed and complied with, in all material respects, each of the obligations and agreements required by the Share Purchase Agreement to be performed or complied with by them on or prior to the Closing Date;

(7)   there being no action or proceeding against the Seller or any member of the Target Group or the Company prohibiting or restricting the transaction contemplated under the Share Purchase Agreement or have any material adverse effect (as defined in the Share Purchase Agreement) on the business of any member of the Target Group or on any member of the Target Group (if applicable);

(8)   none of the members of the Target Group has been an obligor under any indebtedness (as defined in the Share Purchase Agreement) other than any indebtedness incurred or arising in the ordinary course of business;

(9)   delivery of duly executed resignation and release letters dated the Closing Date from the director(s) on the boards of PAOB, Jin Yi Rong and the Target Company as the Company may designate; and

(10)  receipt of certificates by the Company and the Seller certifying the aforementioned conditions have been satisfied.

Closing	:	Closing of the Acquisition shall take place on a date that is no later than the fifth (5th) business day after the satisfaction or valid waiver of each of the closing conditions (other than the conditions that by their nature are to be satisfied at the Closing), unless another time, date or place is agreed to in writing by the Company and the Seller. Upon Closing, the Company will be interested in the entire share capital in the Target Company. Accordingly, the Target Company and other members of the Target Group will become subsidiaries of the Company and their financial statements will be consolidated into the accounts of the Group.

INFORMATION OF THE COMPANY

The Company is a leading financial services enabler for small business owners (“SBOs”) in China and it offers financing products designed principally to address the needs of SBOs. The Group is currently primarily engaged in the business of enablement of loans in China. The Group has established relationships with financial institutions in China as funding and credit enhancement partners to enable general unsecured loans and secured loans under its core retail credit and enablement business model. The Group also enables consumer finance loans through its consumer finance subsidiary.

INFORMATION OF THE SELLER

The Seller’s group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Seller provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Seller also provides digital infrastructure for financial institutions through the Gamma Platform. The Seller’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

The Seller has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Seller has also expanded its services to other participants in the value chain to support the digital transformation of financial services ecosystem. In addition, the Seller has successfully served overseas financial institutions with its technology solutions.

INFORMATION ON THE TARGET GROUP

The Target Company is a wholly-owned subsidiary of the Seller. It is a company incorporated in the British Virgin Islands and is a holding company. It indirectly holds the entire interest of PAOB through Jin Yi Rong, a company incorporated in Hong Kong. PAOB was the first virtual bank to provide flexible and efficient banking services with a focus on the small and medium-sized enterprises (“SME”) in Hong Kong and was the first virtual bank to participate in the SME Financing Guarantee Scheme launched by The Hong Kong Mortgage Corporation Limited. In terms of credit assessment, PAOB adopted alternative data to support its credit decisions, allowing it to better understand SMEs’ financing needs and perform more complete and accurate credit risk assessment.

Set out below is a summary of the audited consolidated financial information of the Target Group for the two financial years ended December 31, 2022 and 2021 as extracted from the audited consolidated financial statements of the Target Company for the years ended December 31, 2022 and 2021 which are prepared in accordance with International Financial Reporting Standards:

	For the year ended December 31
	2022 HK$’000	2021 HK$’000
Revenue	124,143	41,516
Loss before taxation	157,159	214,190
Loss after taxation	157,159	214,190

Based on the unaudited consolidated management accounts of the Target Company, the unaudited net asset value of the Target Group as at June 30, 2023 was approximately HK$761 million.

REASONS FOR AND BENEFITS OF THE ACQUISITION

As one of the eight virtual banks in Hong Kong, PAOB is a fully-licensed bank registered under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and is regulated by the Hong Kong Monetary Authority. Its principal activity is to provide banking services through electronic channels, with its service scope similar to traditional banks but without physical operating branches. As of June 30, 2023, PAOB’s loan balance was HK$1.8 billion and its capital adequacy ratio was 100% which was substantially higher than the relevant regulatory requirement.

Both the Company and PAOB share the same vision of using technology to empower financial services and improve customer experience. All of PAOB’s loans were SME loans in Hong Kong, and a significant portion of the outstanding balance is backed by Hong Kong government’s SME Financing Guarantee Scheme. The Company believes that the business and target customers of PAOB would synchronize well with the Company’s existing operations, enabling the Company to leverage its operational experience and technological expertise in its business development. Taking into account the above, the Acquisition will be complementary to the Group’s overall business layout and create greater value for the Group.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Share Purchase Agreement and the Acquisition as a whole are entered into on normal commercial terms and in the ordinary and usual course of business of the Group, and are fair and reasonable and in the interests of the Company and its Shareholders (including holders of ADSs) as a whole.

ABSTENTION FROM VOTING ON BOARD RESOLUTIONS

Mr. Yonglin XIE (a non-executive Director, an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director, a non-executive director of the Seller, and the senior vice president and director of the strategic development center of Ping An Insurance), and Mr. Yuqiang HUANG (a non-executive Director, and the general manager of audit and supervision department of Ping An Insurance) are deemed or may be perceived to have a material interest in the Acquisition, and as a result have abstained from voting on the Board resolutions to approve the Acquisition. Saved and except for the aforesaid, none of the Directors has any material interest in the Acquisition and was required to abstain from voting on the Board resolutions in relation to the Acquisition.

LISTING RULES IMPLICATIONS

As of the date of this announcement, our Company is held as to approximately 24.86% by An Ke Technology and approximately 16.57% by Ping An Overseas Holdings. Both An Ke Technology and Ping An Overseas Holdings are wholly-owned by Ping An Insurance. On the other hand, the Seller is held as to approximately 32.12% by Ping An Insurance as of the date of this announcement. Therefore, the Seller is considered a connected person of the Company by virtue of it being an associate of Ping An Insurance. Accordingly, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the Share Purchase Agreement and the transactions contemplated thereunder is more than 0.1% but less than 5%, the Share Purchase Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Completion of the Acquisition is subject to the satisfaction of the conditions precedent under the Share Purchase Agreement, and therefore, may or may not proceed to completion. Shareholders (including holders of ADSs) and potential investors are advised to exercise caution when dealing in the Shares and ADSs.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings.

“Acquisition”	the acquisition by the Company of the entire issued share capital of the Target Company, which indirectly holds 100% of the issued share capital in PAOB, pursuant to the Share Purchase Agreement

“ADS(s)”	American Depositary Shares, every two representing one Share

“An Ke Technology”	An Ke Technology Company Limited ( 安科技術有限公司 ), a limited liability company incorporated in Hong Kong indirectly wholly-owned by Ping An Insurance

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Closing”	closing of the Acquisition in accordance with the terms and conditions of the Share Purchase Agreement

“Closing Date”	the date on which the Closing is to take place

“Company”	Lufax Holding Ltd ( 陆金所控股有限公司 ), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“consolidated affiliated entities”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of a series of contractual arrangements entered into by the Company’s subsidiaries

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and consolidated affiliated entities

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the PRC

“Jin Yi Rong”	Jin Yi Rong Limited, a company with limited liability incorporated in Hong Kong which directly holds 100% of the issued share capital of PAOB

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PAOB” or “Virtual Bank”	Ping An OneConnect Bank (Hong Kong) Limited, a wholly-owned subsidiary of the Seller incorporated in Hong Kong with limited liability

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安 保險(集團)股份有限公 司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318)

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外( 控股)有限公司), a company with limited liability incorporated in Hong Kong directly wholly-owned by Ping An Insurance

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Share Purchase Agreement”	the share purchase agreement dated November 13, 2023 entered into among the Company, the Seller and PAOB in relation to the Acquisition

“Seller”	OneConnect Financial Technology Co., Ltd. ( 壹账通金融科技有限公司 ), a limited liability company incorporated in the Cayman Islands listed on the New York Stock Exchange (stock ticker: OCFT) and the Hong Kong Stock Exchange (stock code: 6638), an associate of Ping An Insurance and a connected person of the Company

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Shares

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“Target Company”	Jin Yi Tong Limited, a company with limited liability incorporated in the British Virgin Islands, which indirectly holds 100% of the issued share capital of PAOB through Jin Yi Rong

“Target Group”	the Target Company, Jin Yi Rong and PAOB and any company that is directly or indirectly controlled by PAOB

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By order of the Board Lufax Holding Ltd Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, November 14, 2023

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive Directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive Directors.